July 26, 2011

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re:	Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 83 (the “Amendment”) to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the “Trust”) filed on Form N-1A on May 27, 2011, concerning the change in the benchmark index of Guggenheim Shipping ETF, a series of the Trust (the “Fund”).  Below, we describe the changes made to the registration statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 91 to the Funds’ registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

Comment 1.                      In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.                      The “Tandy” representations are set forth at the end of this letter.

Comment 2.                      Please confirm that the Fund complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust.

Response 2.                      We hereby represent that, to the best of our knowledge, the Fund complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust.

PROSPECTUS:

Comment 3.                      In the “Principal Investment Risks” section, please consider revising the “Risks Related to Investing in Japan” to include disclosure regarding the effects of the earthquake and tsunami, and the resulting nuclear crisis, which recently struck Japan.

Response 3.                      The disclosure has been revised accordingly.

Comment 4.                      Please confirm that the Trust’s exemptive relief permits the Fund to use derivatives as part of its 10% basket (i.e., the 10% of its assets which are not invested in securities included in the Fund’s Underlying Index).  Please indicate which types of derivatives the Fund may use and clarify that the Fund uses derivatives as non-principal investment strategies.

Response 4.                      We hereby confirm that the Trust’s exemptive relief permits the Fund to use derivatives as part of its 10% basket.  We note that in the “Non-Principal Investment Strategies” section, the prospectus states that the Fund may use as non-principal strategies swaps, options and futures contracts (and convertible securities and structured notes) in seeking performance that corresponds to the Shipping Index, and in managing cash flows, but not for hedging purposes.

SAI:

Comment 5.                      The SEC Staff, the Office of the General Counsel and  the Division of Corporation Finance object to the statement under “Qualifications and Experience of Trustees and Nominees” that “[r]eferences to the qualifications, attributes and skills of Trustees do not constitute holding out of any Trustee as being an expert in such area.”  Please remove.

Response 5.                      The disclosure has been revised accordingly.

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Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz